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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 34)(1)

Katy Industries, Inc.
(Name of Issuer)

Common Stock, One Dollar ($1.00) par value
(Title of Class of Securities)

486026107
(CUSIP Number)

Jonathan P. Johnson
President
CRL, Inc.
7505 Village Square Drive, Suite 200
Castle Rock, CO 80108
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 3,126,549
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 3,130,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,761

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amelia M. Carroll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 3,152,549
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 3,156,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,156,761

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,674,036
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 2,674,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,036

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,265,729
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 2,265,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,729

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRL, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,071,036
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 2,071,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,036

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 32,910
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 32,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 6,942
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 6,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 34
TO SCHEDULE 13D

        This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation. This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

        This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll ("Ms. Carroll"); The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "58 Trust"); The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants; CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of November 25, 2003 filed as Exhibit A to Amendment No. 32 to this amended statement.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended as follows:

        The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement. Of the Shares reported as beneficially owned by Mr. Carroll and Ms. Carroll, 27,000 of such Shares are Shares which Mr. Carroll has the right to acquire within 60 days.

        On September 13, 2004, CRL paid all outstanding amounts owed to The Northern Trust Company ("Northern Trust") pursuant to the Second Amended and Restated Credit Agreement with Northern Trust, effective as of August 31, 2001, which was previously filed as Exhibit A to Amendment No. 28 to this statement, as amended by a First Amendment to Second Amended and Restated Credit Agreement effective as of August 31, 2002, which was previously filed as Exhibit A to Amendment No. 30 to this statement, and as amended by a Second Amendment to Second Amended and Restated Credit Agreement effective as of February 15, 2003, which was previously filed as Exhibit A to Amendment No. 31 to this statement, and as amended by a Third Amendment to Second Amended and Restated Credit Agreement effective as of August 30, 2003, which was previously filed as Exhibit A to Amendment No. 33 to this statement, and as amended by a Fourth Amendment to Second Amended and Restated Credit Agreement effective as of February 15, 2004, which was previously filed as Exhibit B to Amendment No. 33 to this statement (as amended, the "Credit Agreement"). Mr. Carroll, the 58 Trust and CRL had previously pledged all of the Shares held by each to secure CRL's obligations under the Credit Agreement. As a result of such payment, Northern Trust's security interest in all collateral, including the Shares held by Mr. Carroll, the 58 Trust and CRL, securing the obligations under the Credit Agreement has terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

        The description of the payment of the obligations under the Credit Agreement set forth in Item 5 above is incorporated herein by reference in its entirety.

* * * * *

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2004
WALLACE E. AND LELIA H. CARROLL TRUST U/A Dated May 1, 1958 F/B/O Wallace E. Carroll, Jr. and his descendants
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
LELIA H. CARROLL TRUST U/A Dated July 12, 1962 F/B/O Wallace E. Carroll, Jr. and his descendants
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
THE WALLACE FOUNDATION
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee

SUBTRUSTS UNDER THE FAMILY GRANDCHILDREN TRUST U/A Dated September 29, 1990 F/B/O the descendants of Wallace E. Carroll, Jr.
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
* WALLACE E. CARROLL, JR.
* AMELIA M. CARROLL
CRL, INC.
/s/ JONATHAN P. JOHNSON Jonathan P. Johnson, President
*By:	/s/ JONATHAN P. JOHNSON Jonathan P. Johnson Attorney-in-fact

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AMENDMENT NO. 34 TO SCHEDULE 13D
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
SIGNATURE